Exhibit No. 23.2
Consent of Independent Auditors
The Board of Directors
Worthington Armstrong Venture:
We consent to the incorporation by reference in the registration statement (Nos. 333-138034 and 333-154765) on Form S-8 of Armstrong World Industries, Inc. of our report dated February 18, 2011, with respect to the consolidated balance sheets of Worthington Armstrong Venture and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, partners’ equity (deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, which report is included in the December 31, 2010 annual report on Form 10-K of Armstrong World Industries, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
February 28, 2011